UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 24, 2017 (March 23, 2017)

AMERICAN DG ENERGY INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-34493	04-3569304
(Commission File Number)	(IRS Employer Identification No.)

45 First Avenue
Waltham, Massachusetts	02451
(Address of Principal Executive Offices)	(Zip Code)

(781) 622-1120
(Registrant’s Telephone Number, Including Area Code)

_______________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement Amendment

On March 23, 2017, American DG Energy Inc. (the "Company") entered into Amendment Number One ("Amendment No. 1") of the Agreement and Plan of Merger, dated on November 1, 2016 (the "Merger Agreement"), by and among Tecogen Inc., a Delaware Corporation ("Tecogen") and Tecogen.ADGE Acquisition Corp., a Delaware Corporation that is a wholly owned subsidiary of Tecogen ("Merger Sub").

Pursuant to Amendment No. 1, article two of the Merger Agreement was amended to add a new section, section 2.7 to describe how outstanding warrants of the Company will be treated in the merger. The parties agreed that all outstanding Company warrants at the time the merger becomes effective, will become exercisable for 0.0920 shares of Tecogen common stock.

Amendment No 1., also amended the definitions of ADGE Stockholder Approval and Tecogen Stockholder Approval. ADGE Stockholder Approval now means the affirmative vote of the holders of a majority of the issued and outstanding shares of ADGE common stock that is entitled to vote at the ADGE stockholder meeting that vote in favor of the adoption of the Merger Agreement. Tecogen Stockholder Approval means the affirmative vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented by proxy at the meeting that vote in favor of approval of the issuance of the shares of Tecogen common stock pursuant to the Merger Agreement.

Lastly, Amendment No 1. amended section 6.1 of the Merger Agreement by deleting the section and replacing it. The new section 6.1 states that ADGE Stockholder Approval and Tecogen Stockholder approve will have to be duly obtained to effectuate the merger.

The foregoing descriptions are qualified by their entirety by reference to the full text of the Amendment No. 1 and the Merger Agreement attached hereto respectively as Exhibit 2.1 and 2.2, and incorporated herein by reference.

Information Regarding Certain Relationships and Related Transactions

The Company and Tecogen are affiliated companies by virtue of common leadership. Charlie Maxwell, the Chairman of the board of directors of the Company, is also a member of the board of directors of Tecogen. John Hatsopoulos, a member of the board of directors and co-CEO of the Company, is also a member of the board of directors and co-CEO of Tecogen. Benjamin Locke is co-CEO of the Company and co-CEO of Tecogen. Robert Panora is Director of Operations of the Company and is President and chief operating officer of Tecogen.

Tecogen pays certain operating expenses, including benefits and payroll, on behalf of the Company and the Company leases office space from Tecogen. These costs are reimbursed by the Company. Tecogen is also the primary supplier of equipment to the Company.

For further information about the Company's relationships and transactions with Tecogen, Inc. and other related person transactions, please see each company’s Annual Report on Form 10-K for the year ended December 31, 2016, and any of the Companies' SEC filings filed since the Proxy Statement. The Company’s filings with the SEC, including the Annual Report, the Proxy Statement and the Quarterly Report, are available at the SEC’s website at www.sec.gov. Copies of certain of the Company’s agreements with these related parties are publicly available as exhibits to the Company’s public filings with the SEC and accessible at the SEC’s website.

Additional Information about the Merger and Where to Find It

In connection with the Merger, American DG and Tecogen intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Investors and security holders of American DG and Tecogen are urged to read these materials when they become available because they will contain important information about American DG, Tecogen, and the Merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available ), and any other documents filed by either company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. Investors and security holders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Tecogen's directors and executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Special Meeting. Additional information regarding the interests of such potential participants will be included or incorporated by reference in the definitive proxy statement/prospectus (when available).

Item 9.01 Financial Statements and Exhibits

(d)    Exhibits

The registrant hereby files the following exhibits:

Exhibit 2.1 – Form of Amendment No. 1 to Merger Agreement
Exhibit 2.2 - Form of Merger Agreement incorporated by reference from the registrants Form 8-K filed with the SEC on November 2, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 24, 2017	AMERICAN DG ENERGY INC.
By: /s/ Bonnie Brown
Bonnie Brown, Chief Financial Officer